Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

To facilitate a smooth closing upon the consummation of the Business Combination (as defined in the Business Combination Agreement) (the “Closing”), The Ether Reserve LLC (the “Company”) has opened a custodian account with Coinbase Custody Trust Company, LLC (the “Custody Account”), with Odyssey Transfer and Trust Company serving as the approval agent, so that each applicable subscriber, at the subscriber’s election, can contribute their ether to the Custody Account in advance of the Closing. Such contributed ether will remain in the Custody Account until the Closing, following the consummation of which the ether will be transferred to the Company or Pubco, as applicable, in accordance with the terms and conditions of the custody agreement, the approval agreement and the subscription agreements governing such arrangements. The following notice was sent by Pubco to all PIPE Investors contributing ether on September 30, 2025:

September 30, 2025

To: All PIPE Investors contributing ETH to The Ether Machine, Inc. or The Ether Reserve LLC

Re: Option For Early Delivery of Ether Amount

Greetings Machinists,

This notice is delivered in connection with your subscription pursuant to either the (i) Equity PIPE Subscription Agreements, dated as of July 21, 2025, or (ii) Company Exchange Unit Subscription Agreements, dated as of July 21, 2025, (collectively, the “Subscription Agreements”), in each case as defined in the BCA (as defined below). Capitalized terms used but not defined in this notice have the meaning ascribed to them in the Business Combination Agreement, dated as of July 21, 2025, by and among Dynamix Corporation (“SPAC”), The Ether Machine, Inc. (“Pubco” or “The Ether Machine”), The Ether Reserve LLC (the “Company”) and the other parties thereto (the “BCA”).

As you may have seen, we recently confidentially filed our registration statement on Form S-4. With this milestone behind us, we are one step closer to closing the transaction. We hope to close by as soon as the end of November, although the timing depends on the SEC’s review of our Form S-4.

With this timeline in mind, we would like to highlight the recent length of the ETH withdrawal queue. For those of you who have staked ETH that you are planning to contribute pursuant to the Subscription Agreements, we recommend starting the unstaking process if you have not done so already. Please also note that the sweep delay can add several days to the unstaking process.

To help ensure a smooth process, we are pleased to offer you the option to deliver your ETH to Pubco or the Company, as applicable, at your convenience in advance of Closing. As outlined in more detail on Exhibit A attached hereto, we have set up an arrangement with Coinbase Custody Trust Company, LLC so that you can deposit your ETH at any time between now and shortly prior to Closing, to be held in escrow at Coinbase. This option is available to all of you, once your ETH is unstaked, and is strictly at your discretion.

Please don’t hesitate to reach out if you have any questions or would like to discuss.

As always, thank you for your support,

Dave Merin

Co-Founder and CEO of The Ether Machine

EXHIBIT A

Coinbase Escrow Account

Pursuant to an arrangement with Coinbase Custody Trust Company, LLC (“Coinbase” or the “Custodian”) and Odyssey Transfer and Trust Company (“Odyssey” or the “Approval Agent”), an escrow account has been created with Coinbase (the “Escrow Account”) into which you can transfer your respective Ether Amount (as defined in your Subscription Agreement), to be held in escrow pending the Closing (as defined in the Subscription Agreements) of the Business Combination (as defined in the BCA). Coinbase has agreed to provide custodial services with respect to the assets contributed to the Escrow Account and Odyssey has agreed to serve as the approval agent.

Please see additional details of the arrangement below:

Ethereum Deposit Wallet Address	Coinbase Custody Account 0xB4d058964d6637d35a6E96D7b5b47F7Aed8c83F2
Overview

At a high level, the process will be as follows:

 ●   This notice confirms the Ethereum deposit wallet address

 ●  The Ether Machine team will work with subscribers to confirm test transactions before the full amount is transferred

 ●   The assets will be held in the Escrow Account until the Closing has been consummated, only after which point will Odyssey instruct Coinbase to release the assets from escrow to The Ether Machine’s custody

 ●   If the Closing does not occur, the assets will be returned to subscribers, pursuant to the process agreed to in the Subscription Agreements

Timing	ETH may be delivered to the Escrow Account at any point following the date hereof and prior to two (2) Business Days before the anticipated Closing Date, which will be announced in the Closing Notice (as defined in the Subscription Agreements) to be delivered by The Ether Machine; provided that an acknowledgement in the form of Exhibit B has been executed and delivered to The Ether Machine.
Deposit Instructions

The deposit process will be as follows:

1.   The Subscriber should whitelist the Ethereum Deposit Wallet Address with their respective custodian

2.   The Subscriber should send a test transaction to the Ethereum Deposit Wallet Address and send confirmation of the origin wallet address to The Ether Machine

3.   The Ether Machine, in connection with Coinbase, will confirm receipt of the test transaction via email

4.   When the Subscriber is ready to transfer the Ether Amount, the Subscriber will need to contact The Ether Machine to arrange a video conference

5.   During the video conference, The Ether Machine will verbally confirm both the Ethereum Deposit Wallet Address and receipt of the test transaction

6.   The Subscriber will then send the Ether Amount to the previously whitelisted Ethereum Deposit Wallet Address

7.   The Ether Machine will confirm receipt of the Ether Amount via email (and, at the Subscriber’s election, via the video conference)

Optional Participation

Please note the Coinbase Escrow Account was created for your convenience and participating in this process is entirely optional.

If you do not wish to transfer your Ether Amount to the Coinbase Escrow Account, then the closing of your subscription will be consummated as set forth in Section 2 of your Subscription Agreement.

Prior to Closing	Any ETH delivered to the Escrow Account in accordance with the instructions included herein (the “Escrowed ETH”) will be held in escrow pending the Closing of the Business Combination. The Escrowed ETH will not be staked.
Upon Closing	Upon the consummation of the Closing, (i) the Company will send an instruction to the Approval Agent confirming that the Closing has occurred and instructing the Approval Agent to authorize the transfer of the Escrowed ETH to The Ether Machine or the Company, as applicable, (ii) the Approval Agent will give orders to the Custodian to transfer the Escrowed ETH to The Ether Machine or the Company, as applicable, and (iii) the Custodian will subsequently transfer the Escrowed ETH to The Ether Machine or the Company, as applicable, all in accordance with the account control agreement with the Approval Agent and the Custodian, the approval agreement with the Approval Agent and the Subscription Agreements.
Failure to Close

In the event the Closing does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, the Escrowed ETH will be returned to the respective Subscriber in accordance with Section 2 of the Subscription Agreements. Specifically:

1.   The Ether Machine will notify the Subscribers of the failure to close

2.   The Ether Machine will confirm with each Subscriber the wallet address to which the Escrowed ETH will be returned

3.   The Company will instruct the Custodian to, upon the Approval Agent’s approval, send a test transaction to each applicable Subscriber’s designated wallet address

4.   The Subscriber will then need to send confirmation of receipt to The Ether Machine via email, upon receipt of which, The Ether Machine will arrange a video conference with the Subscriber to verbally confirm receipt of the test transaction

5.   The Company will then instruct the Custodian to, upon the Approval Agent’s approval, send the remainder of the applicable Subscriber’s Escrowed ETH to the designated wallet address

6.   The Subscriber will send a final confirmation of receipt to The Ether Machine via email

Subscription Agreement	This notice does not modify or amend the Subscription Agreements in any manner and the Subscription Agreements will continue in full force and effect.
Acknowledgment	If you would like to pursue this option, please sign and return the acknowledgment attached hereto as Exhibit B at your earliest convenience.

ACKNOWLEDGEMENT

The undersigned (“Subscriber”) is executing and delivering this Acknowledgement (this “Acknowledgement”) in connection with the Subscription Agreement, dated as of July 21, 2025, by and among The Ether Machine, Inc., a Delaware corporation (“Pubco”), The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Dynamix Corporation, a Cayman Islands exempted company (“SPAC”) and Subscriber (the “Subscription Agreement”). Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Subscription Agreement.

By executing this Acknowledgement, the undersigned hereby agrees and acknowledges that: (i) the anticipated Closing Date is not yet known, however, Subscriber is electing to deliver the Subscription Price in accordance with Section 2 of the Subscription Agreement to the wallet address (the “Wallet Address”) set forth in the notice delivered by Pubco to Subscriber on September 30, 2025, and directing Pubco (or its designee), following the delivery of the Closing Notice, to deliver the Subscription Price to the applicable Custodial Account, at such time required by Section 2 of the Subscription Agreement; (ii) this Acknowledgement does not and shall not in any way change, modify or amend the Subscription Agreement, and the Subscription Agreement shall continue in full force and effect; and (iii) upon delivery of the Ether Amount to the Wallet Address, Subscriber shall have no right, title or interest in or to the Ether Amount, except as provided in the Subscription Agreement in the event the that the consummation of the Transactions does not occur.

Accordingly, Subscriber has executed and delivered this Acknowledgement as of the ____ of ______________, 2025.

Subscriber: __________________________

By: ________________________________

Name: ______________________________

Title: _______________________________

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.